Contact

www.linkedin.com/in/steve-burton-35a5505 (LinkedIn)

Top Skills

Personal Development

Leadership Development

Event Planning

Steve Burton

Managing Partner of Tilford's Wood Fired Pizza and CEO of Savorhood. Former Executive Director of Centers for Spiritual Living. Over 35 years of business ownership and leadership experience across several industries.
Gettysburg, Pennsylvania, United States

Experience

SavorHood LLC and SavorHood Gettysburg, LLC
CEO
January 2020 - Present (2 years 10 months)
Gettysburg, Pennsylvania, United States

SavorHood is a Food Hall that brings fabulous tasting fast-casual dining to the community, while at the same time providing great opportunities and support to local restaurateurs and chefs that operate SavorStations within SavorHood.

Tilford's Wood Fired Pizza
Managing Partner - Business Affairs / Co- Owner
February 2016 - Present (6 years 9 months)

I co-created Tilford's Wood Fired Pizza, a franchise wood-fired pizza concept currently being tested in regional markets on the East Coast and in Colorado. One unique feature is that every franchise has a mobile component, offering the benefit of expanded sales territory and marketing opportunities. In addition, our locations allow people to watch their pizza being prepared and baked in our 900 degree oven, with the best-tasting crust you'll find anywhere! Our goal is to provide a franchise that allows people to realize their dream of owning their own business while providing great food. You might say we want to nourish people, body and soul.

Burton Management Company
Business Development Consultant and Entrepreneur
January 2016 - October 2022 (6 years 10 months)

I help businesses and nonprofits develop their organizational structures, boards, and strategies to be more successful. I have over 30 years of experience in organizational development and business strategy implementation. I help business owners and nonprofit executives significantly cut their learning curve.

Centers for Spiritual Living
Executive Director

August 2008 - July 2019 (11 years)

Education

Centers for Spiritual Living
Honorary Doctorate in Humane Letters